82-5769

UFJ Holdings, Inc

03 JUN 25 AM 7:21

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL


03024124

FACSIMILE TRANSMISSION COVER MEMOR

DATE:	June 23, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 6/30

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 23, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

June 23, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by FUKUSUKE CORPORATION

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Osaka District Court by FUKUSUKE CORPORATION, there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited, UFJ Trust Bank Limited and The Senshu Bank, Ltd., subsidiaries of UFJ Holdings, Inc.

1. *Amount of exposure to the company*

UFJ Bank Limited: Yen 9,848 million
UFJ Trust Bank Limited: Yen 1,528 million (including trust account with principal indemnification clause)
The Senshu Bank, Ltd.: Yen 957 million

2. Impact on earnings of UFJ Holdings

Non-collectible amount of exposure to the company will be absorbed as necessary for the interim period ending September 30, 2003.

Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.

June 23, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Delayed Collection of Exposure Concurrent with Filing for Start of Legal Proceedings by Asia and Pacific Trade Center, Osaka Word Trade Center Building and Minato-machi Kaihatsu Center

We hereby give notice that, concurrent with the filing for the start of legal proceedings with the Osaka Summary Court by Asia and Pacific Trade Center Kabushikikaisha, Kabushikikaisha Osaka Word Trade Center Building and Kabushikikaisha Minato-machi Kaihatsu Center, there is possibility of delayed collection of the exposure extended to these companies by UFJ Bank Limited , UFJ Trust Bank Limited and The Senshu Bank, Ltd., subsidiaries of UFJ Holdings, Inc.

1. Amount of exposure to the company

UFJ Bank Limited:
Asia and Pacific Trade Center: Yen 15,397 million
Osaka World Trade Center Building: Yen 7,618 million
Minato-machi Kaihatsu Center: 3,312 million
UFJ Trust Bank Limited:
Asia and Pacific Trade Center: Yen 852 million
The Senshu Bank, Ltd.:
Asia and Pacific Trade Center: Yen 1,199 million

2. Impact on earnings of UFJ Holdings

Non-collectible amount of exposure to the company will be absorbed as necessary for the interim period ending September 30, 2003.

Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 June, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

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